Exhibit 99.1

Mainz Biomed Reports Mid-Year 2024 Financial Results and Provides Corporate Update

Revenue increases 4% year over year while loss from operations decreases by 32%

Pooled Results of ColoFuture and eAArly DETECT studies published at ASCO showing groundbreaking performance with sensitivity for CRC of 92% and 82% for advanced adenomas, including 95.8% detection of high-grade dysplasia

Company highlights its path to success for 2025

BERKELEY, US – MAINZ, Germany – October 21, 2024 — Mainz Biomed N.V. (NASDAQ:MYNZ) (“Mainz Biomed” or the “Company”), a molecular genetics diagnostic company specializing in the early detection of cancer, announced today financial results for the first half of 2024, an update on 2024 accomplishments, and its outlook for the end of the year and strategic direction for 2025.

Key 2024 Accomplishments

●	During the first six months of 2024, the Company’s revenue increased by 4% year over year while the loss from operations and net loss decreased by 32% and 26%, respectively. These decreases are the result of the Company’s efforts to reduce costs during the first half of the year.

●	Mainz Biomed published key findings from its groundbreaking eAArly DETECT study during a poster presentation at the renowned Digestive Disease Week (DDW) 2024 in Washington D.C. The Company was awarded as a Poster of Distinction by the Digestive Disease Week judges for the presentation of industry leading results: 97% sensitivity for colorectal cancer (CRC) and 82% for advanced precancerous lesions. The eAArly DETECT results demonstrated that within the advanced precancerous lesion patients, 100% of those patients with high grade dysplasia were detected.

●	The Company presented pivotal data from its largest cohort to date during a poster presentation at the American Society of Clinical Oncology (ASCO) 2024 Annual Meeting in Chicago, Illinois. This data combined results from the ColoFuture and eAArly DETECT studies including additional patient samples collected since the first reported study results, demonstrating the significance of its innovative screening approach. The new study data confirmed previous ColoFuture and eAArly DETECT study performance with sensitivity for CRC of 92% and 82% for advanced adenomas, including 96% detection of high-grade dysplasia.

●	The Company announced significant improvements to its ColoAlert® product, currently being commercialized across Europe and in select international markets. These updates aim to enhance customer satisfaction and streamline lab operations. To increase screening/lab efficiency, Mainz Biomed introduced a novel DNA stabilizing buffer capable of accommodating varying sample volumes, addressing a common issue in the industry where samples are often either underfilled or overfilled, rendering them unsuitable for laboratory analysis. The new proprietary buffer used in ColoAlert® significantly reduces the necessity for additional sample submissions, thereby decreasing the time for the patients to obtain their results. This enhancement has enabled ColoAlert® to achieve the industry’s lowest retesting rates, ensuring that screening outcomes are delivered within just 2 – 3 days upon arrival at the laboratory.

●	The Company expanded its collaboration with Liquid Biosciences to Mainz Biomed’s next-generation detection test for pancreatic cancer. The companies are leveraging Liquid Biosciences proprietary AI analysis technology platform (EMERGE) to extend and optimize the selection of novel biomarkers for PancAlert. The first phase of the collaboration included the evaluation of biomarkers from the Company’s research program co-funded by the German Federal Ministry for Education and Research, and applied a single algorithm developed by Liquid Biosciences using its EMERGE platform. The results of this feasibility analysis were promising, leading the Company and Liquid Biosciences to believe that a PancAlert diagnostic test could, in the future, be combined with Mainz Biomed’s colorectal cancer screening product.

Post-period Update

●	In September 2024, Mainz Biomed announced encouraging feedback received from the FDA for the breakthrough device designation with the request to expand the current clinical data set with additional average risk population.

●	In October 2024, the Company made the strategic decision to focus its efforts on three key initiatives for the remainder of 2024 and into 2025 in order to maximize shareholder value. Those initiatives are:

o	The continued growth of its ColoAlert® business in Europe;

o	Development of its next generation colorectal cancer screening product; and

o	Running a 2,000 patient study, with average risk patients in the U.S., to read out in the second half of 2025 (eAArly DETECT 2). With eAArly DETECT 2, the Company addresses the recent FDA feedback and prepares for a new submission for breakthrough device designation with an expanded data set, including a larger average-risk patient population.

In line with these strategic initiatives, the Company restructured its operations and implemented cost reductions which included decreasing its operating costs, primarily driven by the reduction of personnel and external consulting costs.

“2024 has been a transitional year for Mainz Biomed. While navigating through a period of difficult markets, especially for small cap technology stocks, we are proud to have achieved many significant accomplishments to date,” commented Guido Baechler, Chief Executive Officer of Mainz Biomed. “As the Board and management team evaluated our path forward, we believe that a narrower focus on key strategic initiatives gives us the best opportunity to unlock shareholder value in the remainder of 2024 and 2025.”

Condensed Consolidated Financial Statements (unaudited):

Mainz Biomed N.V.

Condensed Consolidated Statements of Profit or Loss and Comprehensive Loss (unaudited)

(in U.S. Dollars)

	Six months ended
	June 30,
	2024	2023

Revenue	$520,773	$499,049
Cost of sales	201,735	211,310
Product margin	319,038	287,739
	61%	58%
Operating expenses:
Sales and marketing	2,361,105	3,992,975
Research and development	3,242,622	5,481,229
General and administrative	4,522,639	5,227,181
Total operating expenses	10,126,366	14,701,385

Loss from operations	(9,807,328)	(14,413,646)

Other income (expense)
Other income	105,851	125,968
Change in fair value of convertible debt	(528,210)	45,000
Finance expense	-	(250,000)
Accretion and interest expense	(659,473)	(88,759)
Other expense	(134,602)	(231,206)
Total other income (expense)	(1,216,434)	(398,997)

Income (loss) before income tax	(11,023,762)	(14,812,643)
Income taxes provision	-	-
Net loss	$(11,023,762)	$(14,812,643)

Foreign currency translation gain (loss)	(62,366)	(150,596)
Comprehensive loss	$(11,086,128)	$(14,963,239)

Basic and diluted loss per ordinary share	$(0.49)	$(1.00)
Weighted average number of ordinary shares outstanding	22,350,033	14,803,243

Condensed Consolidated Financial Statements (unaudited):

Mainz Biomed N.V.

Condensed Consolidated Statements of Financial Position (unaudited)

(in U.S. Dollars)

	June 30,	December 31,
	2024	2023
ASSETS
Current Assets
Cash	$977,764	$7,070,925
Trade and other receivables, net	139,414	93,555
Inventories	520,531	613,638
Prepaid expenses and other current assets	751,994	1,201,778
Total Current Assets	2,389,703	8,979,896

Property and equipment, net	1,625,373	1,702,317
Intangible assets	3,206,054	3,394,645
Right-of-use assets	1,232,900	1,332,170
Other assets	-
Total assets	$8,454,030	$15,409,028

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$2,903,873	$3,184,381
Accounts payable and accrued expense - related party	426,637	299,936
Deferred revenue	116,679	138,889
Convertible debt	5,842,003	4,903,310
Convertible debt - related party	32,140	33,118
Silent partnership	49,036	-
Intellectual property acquisition liability - related party	324,003	388,839
Lease liabilities	319,573	288,463
Total current liabilities	10,013,944	9,236,936

Silent partnerships	713,856	758,812
Silent partnerships - related party	267,206	271,354
Lease liabilities	1,046,163	1,165,723
Intellectual property acquisition liability - related party	551,561	726,977
Total Liabilities	12,592,730	12,159,802

Shareholders’ equity
Share capital	276,378	235,818
Share premium	54,136,785	51,507,526
Reserve	22,314,598	21,286,215
Accumulated deficit	(80,351,783)	(69,328,021)
Accumulated other comprehensive income (loss)	(514,678)	(452,312)
Total shareholders’ equity	(4,138,700)	3,249,226

Total liabilities and shareholders’ equity	$8,454,030	$15,409,028

Please visit Mainz Biomed’s official website for investors at mainzbiomed.com/investors/ for more information

Please follow us to stay up to date:

LinkedIn
X (Previously Twitter)
Facebook

About Mainz Biomed NV

Mainz Biomed develops market-ready molecular genetic diagnostic solutions for life-threatening conditions. The Company’s flagship product is ColoAlert®, a non-invasive and easy-to-use, early-detection diagnostic test for colorectal cancer with high sensitivity and specificity. ColoAlert® is marketed in Europe and the United Arab Emirates. The Company is currently preparing a pivotal FDA clinical study for US regulatory approval. Mainz Biomed’s product candidate portfolio also includes PancAlert, an early-stage pancreatic cancer screening test based on real-time Polymerase Chain Reaction-based (PCR) multiplex detection of molecular-genetic biomarkers in stool samples. To learn more, visit mainzbiomed.com or follow us on LinkedIn, Twitter and Facebook.

For media inquiries

MC Services AG
Anne Hennecke/Caroline Bergmann
+49 211 529252 20
mainzbiomed@mc-services.eu

For investor inquiries, please contact info@mainzbiomed.com

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; (iii) the effect of the COVID-19 pandemic on the Company and its current or intended markets; and (iv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its initial filings with the SEC, including its annual report on Form 20-F filed on April 9, 2024. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to Mainz Biomed and speaks only as of the date on which it is made. Mainz Biomed undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

5